EXHIBIT 4.4

                           HEALTH EXPRESS U.S.A., INC.
                              A FLORIDA CORPORATION



STOCK OPTION TO PURCHASE 400,000 RESTRICTED SHARES OF STOCK


For value received Health Express U.S.A., Inc., a Florida Corporation (the "Corporation"), grants the following stock right to Raymond Nevin ("Employee).

(a) Issue. The Corporation agrees to issue up to four hundred thousand (400,000) Restricted nonassessable and fully-paid shares of stock described as follows: restricted shares of Common Stock of the Company, par value $0.001, for an exercise period of five (5) years from the date of employment agreement exercisable as follows:

     (i) At any time during the employment agreement, Employee may exercise up to four hundred thousand options (400,000) at a price of $0.55 per share.

(b) Limitations. Provided, that in no case shall this right be exercised after expiration of employment agreement, nor shall this right be exercised unless Employee is employed by the Corporation at the time of exercise.

(c) Exercise. The purchase of the shares shall be accomplished by actual delivery of the sum due in lawful money of the United States of America together with this certificate at the office of the Treasurer of the Corporation, along with written notice detailing the number of shares.

(d) Restrictions on Sales. This Option may not be sold or assigned and is personal to the Employee.

(e) Terms. Such shares shall be issued for the consideration outlined in section (a) above.

(f) Fractional Shares. Whenever the Corporation shall be obligated to issue a fractional share to any Stockholder or potential Stockholder it shall have the following options:

     (1)  Issue the fractional share: or

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     (2)  Issue scrip;  such as having no rights  whatsoever other than the fact that the same represents a fractional share and sufficient scrip aggregating one whole share may be from time to time surrendered in exchange for one whole share of the stock to which it relates; or

     (3) Deliver cash of an equivalent value to the value of such fractional share; or

     (4) Give such holder the choice of either receiving cash of an equivalent value or buying one whole share (by paying the difference between the fractional share in question and the cash equivalent of one share).

     The cash equivalent of one share shall be:

     The average of its high and low traded value on the date five days preceding the date of the transaction.

(g) Alteration of Conversion Privileges. The conversion privileges set forth herein may be altered at any time by the vote of a majority of the Directors of the Corporation together with a vote of a majority of all stock entitled to vote and by the majority of the option holders whose rights will be impaired by such change measured by the voting power of the stock into which said options can be converted.

(h) Adjustment of Conversion Price. The conversion price referred to herein shall be subject to adjustment from time to time as follows:

     1) In case the Corporation shall at any time subdivide the outstanding shares of common stock, the conversion price in effect immediately prior to such subdivision shall be proportionately decreased, and in case the Corporation shall at any time combine the outstanding shares of common stock, the conversion price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision or combination as the case may be. For the purposes of this subparagraph, any distribution of shares of common stock to holders of such shares shall be deemed to be a subdivision, irrespective of the accounting treatment thereof.

     2) In case common stock of the Corporation issuable upon conversion of these options shall be changed into another kind of capital stock or debt (otherwise than through a subdivision or combination or combination of shares) or shall represent the right to receive some other security or property, as a result of any capital reorganization, reclassification or any merger or consolidation with another Corporation in which the Corporation is not the surviving Corporation,

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          or any  sale  of  all  or  substantially  all  of  the  assets  of the
          Corporation to another Corporation, each share of these options shall (subject to further adjustment in conversion price as here provided) thereafter entitle the record holder to acquire upon conversion thereof the kind and number of shares of stock or other securities or property to which such holder would have been entitled if he or she had held the common stock issuable upon the conversion of his or her
          stock    immediately    prior   to   such   capital    reorganization,
          reclassification, merger, consolidation or sale of assets.

          (3) Whenever the conversion price shall be adjusted as provided in this subparagraph, the Corporation shall forthwith file at each office designated for the conversion of shares of this instrument, a statement, signed by the Chairman of the Board, the President, any Vice President or the Treasurer of the Corporation, showing in reasonable detail the facts requiring such adjustment and the conversion price that will be effective after such adjustment. The Corporation shall forthwith also cause a notice setting forth any such adjustments to be sent by first class mail, postage prepaid, to each registered holder of these options at his address then appearing on the stock register.

(i)  Notice of Change of Rights. In case:

     (1) The Corporation shall declare a dividend (or make any other distribution) on its common stock payable otherwise than in cash out of the consolidated earnings surplus of the Corporation and its subsidiaries; or

     (2) The Corporation shall authorize the granting to the holders of its common stock of rights to subscribe for or purchase any shares of capital stock of any class or any other rights; or

     (3) Of any reclassification of the common stock of the Corporation (other than a subdivision or a combination of its outstanding shares of such stock) or any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation is required or of the sale or transfer of all or substantially all the assets of the Corporation; or

     (4) Of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be filed at the office of the Corporation and shall cause to be mailed to the holders of this certificate at their addresses as they shall then appear on the records of the Corporation at least ten days prior to the record date, a notice stating:

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     (A)  the record  date for such  dividend,  distribution  or rights or, if a record is not to be taken, the date as of which the holders of common stock of record to be entitled to such dividend, distribution or rights are to be determined: or

     (B) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of common stock of record shall be entitled to exchange their shares of common stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

(j) Procedures. The Board of Directors of the Corporation, or a committee established by it, shall have the right from time to time to adopt other specific rules of procedure to carry out the full intent of this conversion provision and to do all reasonable acts necessary therefore; provided that such rules and acts shall not violate the specific terms of this option.


HEALTH EXPRESS U.S.A., INC



By:  /s/ Douglas Baker
  -----------------------------
  Douglas Baker, President